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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/ A
(Amendment No. 2)
Solicitation/ Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

VIRBAC CORPORATION
(Name of Subject Company)
VIRBAC CORPORATION
(Name of Persons Filing Statement)
COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)
927649 10
(CUSIP Number of Common Stock)
Jean M. Nelson
Executive Vice President and Chief Financial Officer
Virbac Corporation
3200 Meacham Boulevard
Fort Worth, Texas 76137
(817) 831-5030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

With a copy to:
William P. O’Neill, Esq.
Latham & Watkins LLP
555 11th Street, NW, Suite 1000
Washington, DC 20004
(202) 637-2200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amendment No. 2 to Schedule 14D-9
      This Amendment No. 2 (“Amendment No. 2”) amends the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Original Schedule 14D-9”), initially filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2006 by Virbac Corporation, a Delaware corporation (the “Company”). The Original Schedule 14D-9, as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC on September 8, 2006 (“Amendment No. 1” and together with the Original Schedule 14D-9, the “Schedule 14D-9”) and this Amendment No. 2 relate to the tender offer by Labogroup Holding, Inc. (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Virbac S.A. (“Parent”), a corporation organized under the laws of France, disclosed in a Tender Offer Statement on Schedule TO dated August 18, 2006, as amended by Amendment No. 1 to the Schedule TO filed on September 8, 2006, by Amendment No. 2 to the Schedule TO filed on September 15, 2006, by Amendment No. 3 to the Schedule TO filed on September 21, 2006, by Amendment No. 4 to the Schedule TO filed on September 26, 2006, by Amendment No. 5 to the Schedule TO filed on October 4, 2006, by Amendment No. 6 to the Schedule TO filed on October 11, 2006, by Amendment No. 7 to the Schedule TO filed on October 12, 2006 and by Amendment No. 8 to the Schedule TO filed on October 17, 2006 (as further amended or supplemented from time to time, together with the annexes and exhibits thereto, the “Schedule TO”), filed by Parent, Interlab S.A.S. (“Interlab”), a corporation organized under the laws of France and a wholly owned subsidiary of Parent, Purchaser, and the Company. The Schedule TO relates to the offer by Purchaser to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company, other than those Shares already owned by Purchaser, Parent and their subsidiaries, except the Company and its subsidiaries, at $5.75 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2006 (the “Offer to Purchase”), the Supplement to the Offer to Purchase dated September 8, 2006 (the “First Supplement”), the Second Supplement to the Offer to Purchase dated October 17, 2006 (the “Second Supplement to the Offer to Purchase”) and in the related revised Letter of Transmittal (which, together with the Offer to Purchase, the First Supplement, as each may be amended or supplemented from time to time, and the Second Supplement, collectively constitute the “Amended Offer”). The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Original Schedule 14D-9. Capitalized terms used, but not otherwise defined, in this Amendment No. 2 shall have the meanings given in the Original Schedule 14D-9.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.
Item 3 of the Schedule 14D-9 is hereby amended by supplementing the section entitled “The Merger Agreement” with the following after the first paragraph thereof:
      “The information set forth in the Second Supplement to the Offer to Purchase under Special Factors, Section III (“The Merger Agreement”) is incorporated herein by reference. Such information is qualified in its entirety by reference to the amendment, dated October 13, 2006 (the “Merger Agreement Amendment”), to the Tender Offer and Merger Agreement dated as of August 10, 2006 among Parent, Interlab, Purchaser and the Company (the “Merger Agreement” and, together with the Merger Agreement Amendment, the “Amended Merger Agreement”). The Merger Agreement Amendment is filed as Exhibit (e)(3) to this Amendment No. 2 and is incorporated herein by reference.”

Item 4.	The Solicitation or Recommendation.
Item 4 of the Schedule 14D-9 is hereby amended by supplementing the section entitled “Background” with the following:
      “The information set forth in the Second Supplement to the Offer to Purchase under Special Factors, Section II (“Background of the Offer”) is incorporated herein by reference.”

Item 4 of the Schedule 14D-9 is hereby amended by supplementing the section entitled “Recommendation of the Special Committee; Recommendation of the Board” with the following after the last paragraph thereof:
      “On October 12, 2006, the Special Committee (i) unanimously approved the Merger Agreement Amendment and the transactions contemplated thereby, including the Amended Offer and the Merger and (ii) unanimously agreed that the Amended Offer and the Merger are substantively and procedurally fair to the Unaffiliated Stockholders.
      THE SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDS THAT THE UNAFFILIATED STOCKHOLDERS ACCEPT THE AMENDED OFFER AND TENDER THEIR SHARES IN THE AMENDED OFFER.
      The joint press release issued by the Company and Virbac S.A. announcing the Special Committee’s unanimous approval of the Amended Offer is filed as Exhibit (a)(5)(J) to this Amendment No. 2 and is incorporated herein by reference.”
Item 4 of the Schedule 14D-9 is hereby amended by supplementing the section entitled “Reasons for the Recommendation” with the following after the second to last paragraph thereof:
      “In (a) determining that the Amended Offer was advisable, fair to, and in the best interests of the Unaffiliated Stockholders, (b) recommending that the Unaffiliated Stockholders accept the Amended Offer and tender their Shares pursuant to the Amended Offer, and (c) approving the Merger Agreement Amendment reflecting the increase in the offer price from $5.25 per Share to $5.75 per Share, the Special Committee noted that the financial condition, result of operations and prospects of the Company have not materially changed since its original recommendation, set forth in the Original Schedule 14D-9, that the Unaffiliated Stockholders accept the offer (the “Original Offer”) by Purchaser to purchase any and all of the Shares held by the Unaffiliated Stockholders at $5.25 per Share and tender their Shares pursuant to the Original Offer, and that the Amended Offer price of $5.75 per Share represented a substantial increase of 9.5% from the Original Offer.”

Item 9.	Exhibits
      Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following Exhibits:

(a)(1)(K)	Second Supplement to Offer to Purchase, dated October 17, 2006 (incorporated by reference to Exhibit (a)(1)(N) of Amendment No. 8 to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation on October 17, 2006).

(a)(1)(L)	Revised Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(O) of Amendment No. 8 to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation on October 17, 2006).

(a)(1)(M)	Revised Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(P) of Amendment No. 8 to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation on October 17, 2006).

(a)(1)(N)	Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(Q) of Amendment No. 8 to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation on October 17, 2006).

(a)(1)(O)	Revised Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(R) of Amendment No. 8 to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation on October 17, 2006).

(a)(1)(P)	Revised Notice of Conditional Exercise of Options to Purchase Common Stock of Virbac Corporation (incorporated by reference to Exhibit (a)(1)(S) of Amendment No. 8 to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation on October 17, 2006).

(a)(5)(I)	Joint Press Release issued by Virbac S.A. and Virbac Corporation on October 11, 2006 (incorporated by reference to Exhibit (a)(5)(M) of Amendment No. 6 to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation on October 10, 2006).

(a)(5)(J)	Joint Press Release issued by Virbac S.A. and Virbac Corporation on October 12, 2006 (incorporated by reference to Exhibit (a)(5)(N) of Amendment No. 7 to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation on October 12, 2006).

(e)(3)	Amendment to Tender Offer and Merger Agreement dated October 13, 2006 by and among Virbac S.A., Interlab S.A.S., Labogroup Holding, Inc. and Virbac Corporation (incorporated by reference to Exhibit (d)(2) of Amendment No. 8 to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation on October 17, 2006).

SIGNATURE
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIRBAC CORPORATION

By:	/s/ Erik Martinez

Name: Erik Martinez
Title: President and Chief Executive Officer

Dated: October 16, 2006

Exhibit Index

Exhibit No.	Description

(a)(1)(K)	Second Supplement to Offer to Purchase, dated October 17, 2006 (incorporated by reference to Exhibit (a)(1)(N) of Amendment No. 8 to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation on October 17, 2006).

(a)(1)(L)	Revised Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(O) of Amendment No. 8 to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation on October 17, 2006).

(a)(1)(M)	Revised Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(P) of Amendment No. 8 to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation on October 17, 2006).

(a)(1)(N)	Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(Q) of Amendment No. 8 to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation on October 17, 2006).

(a)(1)(O)	Revised Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(R) of Amendment No. 8 to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation on October 17, 2006).

(a)(1)(P)	Revised Notice of Conditional Exercise of Options to Purchase Common Stock of Virbac Corporation (incorporated by reference to Exhibit (a)(1)(S) of Amendment No. 8 to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation on October 17, 2006).

(a)(5)(I)	Joint Press Release issued by Virbac S.A. and Virbac Corporation on October 11, 2006 (incorporated by reference to Exhibit (a)(5)(M) of Amendment No. 6 to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation on October 10, 2006).

(a)(5)(J)	Joint Press Release issued by Virbac S.A. and Virbac Corporation on October 12, 2006 (incorporated by reference to Exhibit (a)(5)(N) of Amendment No. 7 to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation on October 12, 2006).

(e)(3)	Amendment to Tender Offer and Merger Agreement dated October 13, 2006 by and among Virbac S.A., Interlab S.A.S., Labogroup Holding, Inc. and Virbac Corporation (incorporated by reference to Exhibit (d)(2) of Amendment No. 8 to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation on October 17, 2006).